Sub-Item 77I: Terms of new or amended securities

At its March 22-23, 2016 Meeting of the Board of Trustees, the
Board approved the creation of the TOBAM Emerging Markets Fund.

The TOBAM Emerging Markets Fund consists of three classes of shares: Class A Shares, Class C Shares and Class I Shares. A description of the TOBAM Emerging Markets Fund's Class A Shares, Class C Shares and Class I Shares is contained in the TOBAM Emerging Markets Fund's Prospectus and Statement of Additional Information, each dated July 5, 2016, which were filed with the Commission pursuant to Rule 485(a) of the 1933 Act on April 20, 2016.